UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2020 AND 2019

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2020 and 2019, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2020 and 2019, and its consolidated cash flows for the nine-month periods ended September 30, 2020 and 2019, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$23,465 million and NT$9,789 million, which represented 6.37% and 2.62% of the total consolidated assets as of September 30, 2020 and 2019, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$2,788 million, NT$77 million, NT$2,851 million and NT$560 million, which represented 30.29%, 3.91%, 17.08%, and 20.22% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2020 and 2019, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$850 million, NT$326 million, NT$809 million and NT$869 million, which represented 8.17%, 12.90%, 4.72% and 10.97% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

October 29, 2020

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2020, December 31, 2019 and September 30, 2019 (September 30, 2020 and 2019 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2020	December 31, 2019	September 30, 2019
Current assets
Cash and cash equivalents	6(1)	$98,839,079	$95,492,477	$86,754,723
Financial assets at fair value through profit or loss, current	6(2), 12(7)	916,078	722,794	633,940
Contract assets, current	6(19)	332,425	214,243	113,658
Notes receivable		-	98	232
Accounts receivable, net	6(3)	26,584,696	25,438,703	23,194,466
Accounts receivable-related parties, net	7	373,962	289,945	217,242
Other receivables		751,060	654,466	744,625
Current tax assets		37,569	26,220	34,534
Inventories, net	6(4)	22,863,410	21,714,802	19,989,749
Prepayments		1,975,078	6,290,518	13,307,671
Non-current assets held for sale	6(8)	-	-	65,237
Other current assets	6(7), 6(19)	10,803,531	2,912,875	18,434,452
Total current assets		163,476,888	153,757,141	163,490,529

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7, 12(7)	13,531,436	13,298,679	12,385,232
Financial assets at fair value through other comprehensive income, noncurrent	6(5), 12(7)	7,957,265	14,723,232	16,227,393
Investments accounted for under the equity method	6(6)	25,445,556	13,322,143	11,725,364
Property, plant and equipment	6(8), 8	132,662,133	150,374,096	148,946,333
Right-of-use assets	6(9), 8	7,901,188	8,291,517	8,074,037
Intangible assets	6(10), 7	4,952,036	5,198,247	3,642,903
Deferred tax assets		7,175,114	7,807,583	6,165,947
Prepayment for equipment		814,971	217,906	303,691
Refundable deposits	8	2,492,246	2,600,733	2,749,204
Other noncurrent assets-others		1,835,096	596,088	333,834
Total non-current assets		204,767,041	216,430,224	210,553,938

Total assets		$ 368,243,929	$ 370,187,365	$ 374,044,467

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2020, December 31, 2019 and September 30, 2019 (September 30, 2020 and 2019 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2020	December 31, 2019	September 30, 2019
Current liabilities
Short-term loans	6(11), 6(26)	$7,571,645	$ 12,015,206	$ 16,482,956
Contract liabilities, current	6(19)	1,930,785	988,115	1,122,187
Notes and accounts payable		7,699,086	8,877,065	6,627,522
Other payables	7	16,758,004	15,235,384	12,030,681
Payables on equipment		7,381,834	3,031,184	3,002,264
Current tax liabilities		1,217,739	939,207	1,102,270
Provisions, current	9(6)	1,749,003	-	-
Liabilities directly associated with non-current assets held for sale	6(8)	-	-	2,455
Lease liabilities, current	6(9), 6(26)	552,145	569,957	467,610
Current portion of long-term liabilities	6(12), 6(13), 6(26), 12(7)	8,825,516	24,795,600	23,599,452
Other current liabilities	6(15), 6(16), 6(26), 7	5,464,867	6,262,604	5,887,500
Total current liabilities		59,150,624	72,714,322	70,324,897

Non-current liabilities
Contract liabilities, noncurrent	6(19)	466,400	482,080	497,120
Bonds payable	6(12), 6(26), 12(7)	16,689,830	18,687,591	18,686,893
Long-term loans	6(13), 6(26), 12(7)	32,766,717	29,200,299	36,542,501
Deferred tax liabilities		1,627,140	2,087,366	2,090,428
Lease liabilities, noncurrent	6(9), 6(26)	5,183,579	5,461,068	5,258,281
Net defined benefit liabilities, noncurrent	6(14)	3,976,120	4,025,373	4,140,361
Guarantee deposits	6(26)	224,387	196,110	259,656
Other noncurrent liabilities-others	6(15), 6(26), 9(5)	27,244,169	30,118,734	31,200,036
Total non-current liabilities		88,178,342	90,258,621	98,675,276

Total liabilities		147,328,966	162,972,943	169,000,173

Equity attributable to the parent company
Capital	6(12), 6(17)
Common stock		124,224,015	117,243,187	117,243,187
Capital collected in advance		-	332,611	-
Additional paid-in capital	6(12), 6(17), 6(18)
Premiums		36,809,962	34,404,110	34,234,413
Treasury stock transactions		3,340,664	2,744,391	2,741,184
The differences between the fair value of the consideration paid or received from acquiring or		466,457	573,336	573,336
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		2,770	1,218	104
Share of changes in net assets of associates and joint ventures accounted for using equity method		86,539	123,268	108,975
Employee stock options		13,804	214,455	175,824
Stock options		-	1,476,405	1,515,297
Restricted stock for employees		2,170,666	-	-
Other		12,208	13,211	10,509
Retained earnings	6(17)
Legal reserve		12,536,526	11,572,579	11,572,579
Special reserve		11,022,314	14,513,940	14,513,940
Unappropriated earnings		46,394,200	34,733,761	31,702,486
Other components of equity
Exchange differences on translation of foreign operations		(11,385,068)	(8,948,337)	(6,159,724)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(766,663)	(2,073,977)	(3,471,356)
Gains or losses on hedging instruments		-	-	(2,058)
Unearned Employee Compensation	6(18)	(4,047,137)	-	-
Treasury stock	6(17), 6(18)	(119,801)	(119,801)	(119,801)
Total equity attributable to the parent company		220,761,456	206,804,357	204,638,895

Non-controlling interests	6(17)	153,507	410,065	405,399
Total equity		220,914,963	207,214,422	205,044,294

Total liabilities and equity		$ 368,243,929	$ 370,187,365	$ 374,044,467

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2020	2019	2020	2019
Operating revenues	6(19), 7, 14	$ 44,870,454	$ 37,738,440	$131,524,561	$106,352,583
Operating costs	6(4), 6(10), 6(14), 6(18), 6(19), 6(20), 7, 14	(35,101,185)	(31,305,920)	(103,375,552)	(92,005,953)
Gross profit		9,769,269	6,432,520	28,149,009	14,346,630
Operating expenses	6(3), 6(10), 6(14), 6(18), 6(20), 7, 14
Sales and marketing expenses		(1,009,400)	(969,734)	(2,977,707)	(2,811,138)
General and administrative expenses		(1,614,465)	(1,344,804)	(4,696,929)	(3,832,768)
Research and development expenses		(3,314,223)	(2,813,050)	(9,701,766)	(8,407,417)
Expected credit impairment gains (losses)		429,373	(3,753)	468,099	(590,619)
Subtotal		(5,508,715)	(5,131,341)	(16,908,303)	(15,641,942)
Net other operating income and expenses	6(8), 6(15), 6(21), 14	2,872,330	1,207,569	5,151,915	3,967,571
Operating income		7,132,884	2,508,748	16,392,621	2,672,259
Non-operating income and expenses
Interest income		144,704	245,282	610,334	745,313
Other income		523,649	567,785	681,635	709,968
Other gains and losses	6(22), 9(6)	(1,145,992)	67,769	(1,883,352)	834,764
Finance costs	6(22)	(486,376)	(769,453)	(1,655,357)	(2,270,057)
Share of profit or loss of associates and joint ventures	6(6), 14	2,778,475	108,905	2,845,848	505,913
Exchange gain, net	12	259,212	-	-	-
Exchange loss, net	12	-	(751,651)	(299,280)	(426,981)
Subtotal		2,073,672	(531,363)	299,828	98,920
Income from continuing operations before income tax		9,206,556	1,977,385	16,692,449	2,771,179
Income tax (expense) benefit	6(24), 14	(196,968)	(38,976)	(401,538)	202,221
Net income		9,009,588	1,938,409	16,290,911	2,973,400
Other comprehensive income (loss)	6(23)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		882,102	1,848,728	2,246,483	4,686,383
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		918,815	333,124	877,716	879,098
Income tax related to items that will not be reclassified subsequently	6(24)	(17,016)	(131,554)	39,883	(141,712)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(434,477)	(1,454,645)	(2,352,083)	(499,675)
Share of other comprehensive (loss) income of associates and joint ventures which may be reclassified subsequently to profit or loss		25,859	(3,741)	13,686	41,640
Income tax related to items that may be reclassified subsequently	6(24)	15,122	(1,553)	28,322	(18,731)
Total other comprehensive income (loss), net of tax		1,390,405	590,359	854,007	4,947,003
Total comprehensive income		$ 10,399,993	$2,528,768	$ 17,144,918	$7,920,403

Net income (loss) attributable to:
Stockholders of the parent		$9,106,271	$2,928,678	$ 17,993,985	$5,870,601
Non-controlling interests		(96,683)	(990,269)	(1,703,074)	(2,897,201)
		$9,009,588	$1,938,409	$ 16,290,911	$2,973,400

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 10,496,677	$3,540,356	$ 18,721,336	$ 10,840,907
Non-controlling interests		(96,684)	(1,011,588)	(1,576,418)	(2,920,504)
		$ 10,399,993	$2,528,768	$ 17,144,918	$7,920,403

Earnings per share (NTD)	6(25)
Earnings per share-basic		$ 0.75	$ 0.25	$ 1.50	$ 0.50
Earnings per share-diluted		$ 0.75	$ 0.23	$ 1.44	$ 0.46

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Gains or Losses on Hedging Instruments	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Adjusted balance as of January 1, 2019	6(17)	$124,243,187	$-	$40,388,936	$10,865,280	$-	$50,723,263	$(5,706,261)	$(8,819,556)	$(2,058)	$-	$(5,647,430)	$206,045,361	$ 466,768	$206,512,129
Appropriation and distribution of 2018 retained earnings	6(17)
Legal reserve		-	-	-	707,299	-	(707,299)	-	-	-	-	-	-	-	-
Special reserve		-	-	-	-	14,513,940	(14,513,940)	-	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(6,916,105)	-	-	-	-	-	(6,916,105)	-	(6,916,105)
Net income (loss) for the nine-month ended September 30, 2019	6(17)	-	-	-	-	-	5,870,601	-	-	-	-	-	5,870,601	(2,897,201)	2,973,400
Other comprehensive income (loss), for the nine-month ended September 30, 2019	6(17), 6(23)	-	-	-	-	-	-	(453,463)	5,423,769	-	-	-	4,970,306	(23,303)	4,947,003
Total comprehensive income (loss)		-	-	-	-	-	5,870,601	(453,463)	5,423,769	-	-	-	10,840,907	(2,920,504)	7,920,403
Share-based payment transaction	6(18)	-	-	335,166	-	-	-	-	-	-	-	-	335,166	-	335,166
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	-	-	(2,859,498)	(2,859,498)	-	(2,859,498)
Treasury stock cancelled	6(17)	(7,000,000)	-	(1,387,127)	-	-	-	-	-	-	-	8,387,127	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	362	-	-	252,467	-	(252,467)	-	-	-	362	-	362
Changes in subsidiaries’ ownership	6(17)	-	-	65	-	-	(22,280)	-	-	-	-	-	(22,215)	23,940	1,725
Adjustments for dividends subsidiaries received from parent company		-	-	9,485	-	-	-	-	-	-	-	-	9,485	-	9,485
Disposal of equity instruments investments measured at fair value through other comprehensive income	6(5)	-	-	-	-	-	(176,898)	-	176,898	-	-	-	-	-	-
Others	6(17)	-	-	12,755	-	-	(2,807,323)	-	-	-	-	-	(2,794,568)	2,835,195	40,627
Balance as of September 30, 2019	6(17)	$117,243,187	$-	$39,359,642	$11,572,579	$14,513,940	$31,702,486	$(6,159,724)	$(3,471,356)	$(2,058)	$-	$(119,801)	$204,638,895	$ 405,399	$205,044,294

Balance as of January 1, 2020	6(17)	$117,243,187	$ 332,611	$39,550,394	$11,572,579	$14,513,940	$34,733,761	$(8,948,337)	$(2,073,977)	$-	$-	$(119,801)	$206,804,357	$ 410,065	$207,214,422
Appropriation and distribution of 2019 retained earnings	6(17)
Legal reserve		-	-	-	963,947	-	(963,947)	-	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(9,765,155)	-	-	-	-	-	(9,765,155)	-	(9,765,155)
Special reserve reversed		-	-	-	-	(3,491,626)	3,491,626	-	-	-	-	-	-	-	-
Net income (loss) for the nine-month ended September 30, 2020	6(17)	-	-	-	-	-	17,993,985	-	-	-	-	-	17,993,985	(1,703,074)	16,290,911
Other comprehensive income (loss), for the nine-month ended September 30, 2020	6(17), 6(23)	-	-	-	-	-	-	(2,436,731)	3,164,082	-	-	-	727,351	126,656	854,007
Total comprehensive income (loss)		-	-	-	-	-	17,993,985	(2,436,731)	3,164,082	-	-	-	18,721,336	(1,576,418)	17,144,918
Share-based payment transaction	6(18)	2,000,300	-	2,553,360	-	-	-	-	-	-	(4,047,137)	1,678,272	2,184,795	-	2,184,795
Conversion of convertible bonds	6(12), 6(17)	4,980,528	(332,611)	1,862,366	-	-	-	-	-	-	-	-	6,510,283	-	6,510,283
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	-	-	(1,678,272)	(1,678,272)	-	(1,678,272)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	(36,728)	-	-	31,403	-	(31,403)	-	-	-	(36,728)	-	(36,728)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(17)	-	-	(106,879)	-	-	-	-	-	-	-	-	(106,879)	106,879	-
Changes in subsidiaries’ ownership	6(17)	-	-	1,552	-	-	-	-	-	-	-	-	1,552	1,291	2,843
Adjustments for dividends subsidiaries received from parent company		-	-	12,927	-	-	-	-	-	-	-	-	12,927	-	12,927
Disposal of equity instruments investments measured at fair value through other comprehensive income	6(5)	-	-	-	-	-	1,825,365	-	(1,825,365)	-	-	-	-	-	-
Non-Controlling Interests	6(17)	-	-	-	-	-	-	-	-	-	-	-	-	(570,188)	(570,188)
Others	6(17)	-	-	(933,922)	-	-	(952,838)	-	-	-	-	-	(1,886,760)	1,781,878	(104,882)
Balance as of September 30, 2020	6(17)	$124,224,015	$-	$42,903,070	$12,536,526	$11,022,314	$46,394,200	$(11,385,068)	$(766,663)	$-	$(4,047,137)	$(119,801)	$220,761,456	$ 153,507	$220,914,963

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2020	2019
Cash flows from operating activities:
Net income before tax	$16,692,449	$ 2,771,179
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	34,897,228	35,161,692
Amortization	2,017,807	1,453,163
Expected credit impairment (gains) losses	(468,099)	590,619
Net gain of financial assets and liabilities at fair value through profit or loss	(130,288)	(823,570)
Interest expense	1,599,073	2,217,785
Interest income	(610,334)	(745,313)
Dividend income	(681,635)	(709,968)
Share-based payment	504,776	327,556
Share of profit of associates and joint ventures	(2,845,848)	(505,913)
(Gain) loss on disposal of property, plant and equipment	(1,100,764)	10,258
Loss on disposal of investments	44,088	6,376
Impairment loss on non-financial assets	-	85,202
Exchange (gain) loss on financial assets and liabilities	(530,867)	794,505
Gain on lease modification	(1,753)	-
Amortization of deferred government grants	(2,995,847)	(3,061,189)
Income and expense adjustments	29,697,537	34,801,203
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	324,417	(73,209)
Contract assets	(122,583)	(21,170)
Notes receivable and accounts receivable	(1,128,699)	(312,999)
Other receivables	(58,479)	44,096
Inventories	(1,320,743)	(1,831,753)
Prepayments	2,763,925	(1,383,588)
Other current assets	(73,121)	(15,489,013)
Contract fulfillment costs	(299,348)	(80,890)
Contract liabilities	963,071	193,610
Notes and accounts payable	(1,106,233)	(33,327)
Other payables	1,535,130	(1,294,545)
Provisions	1,749,003	-
Other current liabilities	(452,260)	516,326
Net defined benefit liabilities	(41,296)	(26,813)
Other noncurrent liabilities-others	-	(3,240)
Cash generated from operations	49,122,770	17,775,867
Interest received	624,192	690,933
Dividend received	982,750	746,003
Interest paid	(1,181,855)	(1,274,256)
Income tax refunded (paid)	125,028	(566,929)
Net cash provided by operating activities	49,672,885	17,371,618

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2020	2019
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (571,565)	$ (219,917)
Proceeds from disposal of financial assets at fair value through profit or loss	153,501	205,972
Proceeds from disposal of financial assets at fair value through other comprehensive income or loss	-	44,466
Acquisition of investments accounted for under the equity method	(59,900)	(10,000)
Proceeds from disposal of investments accounted for under the equity method	30,609	3
Increase in prepayment for investments	(107,208)	(5,065)
Proceeds from capital reduction and liquidation of investments	-	2,213
Disposal of subsidiary	(417)	-
Acquisition of property, plant and equipment	(14,607,603)	(13,016,979)
Proceeds from disposal of property, plant and equipment	1,757,441	23,417
Increase in refundable deposits	(159,930)	(149,208)
Decrease in refundable deposits	267,403	153,875
Acquisition of intangible assets	(1,715,772)	(1,508,795)
Government grants related to assets acquisition	171,814	639,730
Increase in other financial assets	(10,760,203)	-
Decrease in other financial assets	2,947,730	-
Increase in other noncurrent assets-others	(20,128)	(6,496)
Decrease in other noncurrent assets-others	-	8,786
Net cash used in investing activities	(22,674,228)	(13,837,998)
Cash flows from financing activities:
Increase in short-term loans	8,248,011	21,238,950
Decrease in short-term loans	(12,531,982)	(17,746,353)
Cash payments for the principal portion of the lease liability	(549,252)	(449,157)
Redemption of bonds	(13,702,875)	(2,500,000)
Proceeds from long-term loans	13,070,300	11,459,345
Repayments of long-term loans	(6,582,691)	(2,517,790)
Increase in guarantee deposits	289,182	252,694
Decrease in guarantee deposits	(358,845)	(11,671)
Cash dividends	(9,765,242)	(6,913,765)
Treasury stock acquired	(1,678,272)	(2,972,243)
Treasury stock sold to employees	1,677,900	-
Change in non-controlling interests	(567,188)	1,538
Others	2,120	7,312
Net cash used in financing activities	(22,448,834)	(151,140)
Effect of exchange rate changes on cash and cash equivalents	(1,203,221)	(286,607)
Net increase in cash and cash equivalents	3,346,602	3,095,873
Cash and cash equivalents at beginning of period	95,492,477	83,661,739
Cash and cash equivalents at end of period	$98,839,079	$86,757,612

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$98,839,079	$86,754,723
Cash and cash equivalents included in non-current assets held for sale	-	2,889
Cash and cash equivalents at end of period	$98,839,079	$86,757,612

The accompanying notes are an integral part of the consolidated financial statements.
9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2020 and 2019

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (“the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 29, 2020.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2020. There were no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” — Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	January 1, 2023
Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37	January 1, 2022
Annual Improvements to IFRS Standards 2018 – 2020:
Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”	January 1, 2022
Amendments to IFRS 9 “Financial Instruments”	January 1, 2022
Amendments to IFRS 16 “Leases”	January 1, 2022
Amendments to IAS 41 “Agriculture”	January 1, 2022
Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January, 1 2021

10

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

11

c.	Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37
i.	Updating a Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments updated IFRS 3 by replacing a reference to an old version of the Conceptual Framework for Financial Reporting with a reference to the latest version, which was issued in March 2018. The amendments also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities. Besides, the amendments clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Conceptual Framework.

ii.	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

iii.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

d.	Annual Improvements to IFRS Standards 2018 – 2020
i.	Amendment to IFRS 1

The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

ii.	Amendment to IFRS 9 Financial Instruments

The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

iii.	Amendment to Illustrative Examples Accompanying IFRS 16 Leases

The amendment to Illustrative Example 13 accompanying IFRS 16 modifies the treatment of lease incentives relating to lessee’s leasehold improvements.

12

e. Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The final phase amendments mainly relate to the effects of the interest rate benchmark reform on the companies’ financial statements:

i.	A company will not have to derecognise or adjust the carrying amount of financial instruments for changes to contractual cash flows as required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

ii.	A company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and

iii.	A company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) ~ (e) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2019.

13

b.	The consolidated entities are as follows:

As of September 30, 2020, December 31, 2019 and September 30, 2019

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2020	December 31, 2019	September 30, 2019
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	-
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	93.36	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	82.10	80.49	80.57
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	-	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
14

GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	-	-	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
15

INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	98.14	98.14
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	65.22	65.22	65.22

(4)	Other Significant Accounting Policies

Apart from the accounting policies which are described below, the same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2019.

Share-Based Payment Transactions

A.	Equity-settled share-based payment transactions

The compensation cost of equity-settled transactions between the Company and its employees is measured at the fair value of the equity instruments on the grant date, and is recognized as expense, together with a corresponding increase in equity, over the vesting period. When issuing restricted stocks for employees, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest. The movement in cumulative cost recognized at the beginning and end of the period is recognized through profit or loss for the period.

16

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition. The Company shall recognize the services received in expense irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

B.	Cash-settled share-based payment transactions

The compensation cost of cash-settled share-based payment transactions between the Company and its employees is measured at the fair value of the liability incurred and recognized as expense with corresponding liability over the vesting period. The fair value of the liability is remeasured at the end of each reporting period and at the settlement date with the movement in fair value recognized through profit or loss for the period until the liability is settled.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

17

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2020 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2019.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Cash on hand and petty cash	$5,776	$6,074	$6,077
Checking and savings accounts	22,749,618	26,384,925	22,569,474
Time deposits	66,620,686	59,966,481	56,559,325
Repurchase agreements collateralized by government bonds and corporate notes	9,462,999	9,134,997	7,619,847
Total	$98,839,079	$95,492,477	$86,754,723

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,377,086	$8,381,085	$7,644,515
Preferred stocks	3,399,163	3,299,419	3,124,450
Funds	2,316,450	2,195,524	2,132,078
Convertible bonds	353,470	145,445	118,129
Forward contracts	1,345	-	-
Option	-	-	-
Total	$14,447,514	$14,021,473	$13,019,172

Current	$916,078	$722,794	$633,940
Noncurrent	13,531,436	13,298,679	12,385,232
Total	$14,447,514	$14,021,473	$13,019,172

18

The Company had a call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC, which was measured at fair value and the change in the fair value was recorded in profit or loss. On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option and completed the acquisition on October 1, 2019. Please refer to Note 6(27).

(3)	Accounts Receivable, Net

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Accounts receivable	$26,817,475	$26,136,293	$23,799,310
Less: loss allowance	(232,779)	(697,590)	(604,844)
Net	$26,584,696	$25,438,703	$23,194,466

Aging analysis of accounts receivable, net:

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Neither past due nor impaired	$23,717,248	$21,924,797	$19,101,555
Past due but not impaired:
≤ 30 days	2,088,082	2,364,311	2,829,566
31 to 60 days	268,977	204,791	468,482
61 to 90 days	1,958	85,131	17,162
91 to 120 days	29,108	138,788	67,601
≥ 121 days	479,323	720,885	710,100
Subtotal	2,867,448	3,513,906	4,092,911
Total	$26,584,696	$25,438,703	$23,194,466

Movement of loss allowance for accounts receivable:

19

	For the nine-month periods ended September 30,
	2020	2019
Beginning balance	$697,590	$48,152
Net charge for the period	(464,811)	556,692
Ending balance	$232,779	$604,844

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs. A provision rate is determined based on the Company’s historical expected and actual credit losses and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment. For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

(4)	Inventories, Net

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Raw materials	$5,789,390	$5,102,571	$4,676,822
Supplies and spare parts	4,409,770	3,548,376	3,428,477
Work in process	11,611,815	11,309,718	10,718,020
Finished goods	1,052,435	1,754,137	1,166,430
Total	$22,863,410	$21,714,802	$19,989,749

a.	For the three-month periods ended September 30, 2020 and 2019, the Company recognized NT$33,882 million and NT$30,287 million, respectively, in operating cost, of which NT$22 million was related to reversal of write-down of inventories and NT$162 million was related to write-down of inventories. For the nine-month periods ended September 30, 2020 and 2019, the Company recognized NT$100,025 million and NT$89,185 million, respectively, in operating cost, of which NT$249 million was related to reversal of write-down of inventories and NT$245 million was related to write-down of inventories.

20

b.	None of the aforementioned inventories were pledged.

(5)	Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Equity instruments
Common stocks	$7,844,826	$14,547,738	$16,053,143
Preferred stocks	112,439	175,494	174,250
Total	$7,957,265	$14,723,232	$16,227,393

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2020	2019
Held at end of period	$286,795	$365,052
Derecognized during the period	-	-
Total	$286,795	$365,052

	For the nine-month periods ended September 30,
	2020	2019
Held at end of period	$286,795	$365,052
Derecognized during the period	-	-
Total	$286,795	$365,052

c.	In consideration of the Company’s investment strategy, the Company disposed and derecognized certain investments designated as fair value through other comprehensive income. Details on derecognition of such investments for the nine-month periods ended September 30, 2020 and 2019 are as follow:

21

	For the nine-month periods ended September 30,
	2020	2019
Fair value on the date of disposal	$9,012,450	$44,466
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$1,825,365	$(176,898)

Please refer to Note 6 (6) for details on cumulative gains reclassified to retained earnings due to derecognition.

(6)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2020		December 31, 2019		September 30, 2019
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,500,343	13.78	$1,470,499	13.78	$1,453,030	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	8,843,183	13.37	-	-	-	-
CLIENTRON CORP. (CLIENTRON) (Note C)	-	-	276,866	21.90	268,224	22.39
Unlisted companies
MTIC HOLDINGS PTE. LTD.	8,669	45.44	18,157	45.44	2,122	45.44
WINAICO IMMOBILIEN GMBH (Note D)	-	44.78	-	44.78	-	44.78
PURIUMFIL INC.	7,441	44.45	7,164	44.45	8,923	44.45
UNITECH CAPITAL INC.	741,353	42.00	642,660	42.00	604,957	42.00
TRIKNIGHT CAPITAL CORPORATION	2,256,411	40.00	2,281,631	40.00	1,543,533	40.00
HSUN CHIEH CAPITAL CORP.	185,749	40.00	122,060	30.00	142,593	30.00
HSUN CHIEH INVESTMENT CO., LTD.	6,917,663	36.49	4,378,193	36.49	3,809,622	36.49
YANN YUAN INVESTMENT CO., LTD.	4,706,077	30.87	3,829,934	30.87	3,562,799	30.87
UNITED LED CORPORATION HONG KONG LIMITED	$98,515	25.14	$121,973	25.14	$133,151	25.14
VSENSE CO., LTD.	4,682	24.39	592	25.90	26,131	26.89
TRANSLINK CAPITAL PARTNERS I, L.P. (Note E)	175,470	10.38	172,414	10.38	170,279	10.38
Total	$25,445,556		$13,322,143		$11,725,364

22

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. UNIMICRON was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. Cumulative fair changes that was previously recognized in other comprehensive income up to reclassification date was reclassified to retained earnings in the current period.

Note C: In April 2020, the Company disposed of the ownership of shares of CLIENTRON and reclassified the investment as financial assets at fair value through profit or loss due to loss of significant influence over it.

23

Note D: WINAICO IMMOBILIEN GMBH is a joint venture to the Company.

Note E: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$10,344 million, NT$1,747 million and NT$1,721 million, as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively. The fair value of these investments were NT$16,094 million, NT$2,244 million and NT$2,207 million, as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$2,788 million, NT$77 million, NT$2,851 million and NT$560 million for the three-month and nine-month periods ended September 30, 2020 and 2019, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$850 million, NT$326 million, NT$809 million and NT$869 million for the three-month and nine-month periods ended September 30, 2020 and 2019, respectively. The balances of investments accounted for under the equity method were NT$23,465 million, NT$11,704 million and NT$9,789 million as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively.

Although the Company is the first major shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

24

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2020 and 2019 were NT$(13) million, NT$2 million, NT$(25) million and NT$34 million, respectively, which were not included in the following table.

i.	The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended September 30,
	2020	2019
Income (loss) from continuing operations	$2,778,475	$108,905
Other comprehensive income (loss)	960,783	324,412
Total comprehensive income (loss)	$3,739,258	$433,317

	For the nine-month periods ended September 30,
	2020	2019
Income (loss) from continuing operations	$2,845,848	$505,913
Other comprehensive income (loss)	922,444	875,054
Total comprehensive income (loss)	$3,768,292	$1,380,967

ii.	The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were both nil for the three-month and nine-month periods ended September 30, 2020 and 2019.

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2020, December 31, 2019 and September 30, 2019 respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 201 million, 200 million and 200 million shares of UMC’s stock as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively.

(7)	Other current assets

25

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Time deposits over three months to a year	$9,878,188	$2,353,066	$2,227,182
Costs to fulfill a contract	852,222	559,809	648,280
Others	73,121	-	15,558,990
Total	$10,803,531	$2,912,875	$18,434,452

On October 1, 2019, the Company acquired remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS) in a total of JPY 54.4 billion, and the bank deposits for this acquisition were accounted for as other current assets as of September 30, 2019 due to restricted use.

(8)	Property, Plant and Equipment

For the nine-month period ended September 30, 2020:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	-	-	-	-	-	-	17,111,041	17,111,041
Disposals	-	(1,316,833)	(4,320,496)	(10,770)	(168,241)	-	(12,938)	(5,829,278)
Transfers and reclassifications	-	80,819	9,665,359	-	208,192	94	(8,704,173)	1,250,291
Exchange effect	(3,623)	(132,321)	(5,205,327)	(310)	(21,697)	(1,420)	(58,356)	(5,423,054)
As of September 30, 2020	$1,688,500	$37,069,253	$865,687,108	$54,829	$6,860,378	$64,557	$13,919,090	$925,343,715

26

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$-	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$-	$770,150,860
Depreciation	-	1,285,114	32,572,131	4,016	383,160	5,906	-	34,250,327
Disposals	-	(788,342)	(4,318,727)	(10,326)	(168,206)	-	-	(5,285,601)
Transfers and reclassifications	-	-	-	-	1,915	(1,915)	-	-
Exchange effect	-	(11,665)	(4,321,047)	(124)	(15,191)	(1,369)	-	(4,349,396)
As of September 30, 2020	$-	$19,435,627	$769,655,322	$41,360	$5,585,112	$48,769	$-	$794,766,190
Net carrying amount:
As of September 30, 2020	$1,688,500	$17,633,626	$96,031,786	$13,469	$1,275,266	$15,788	$13,919,090	$130,577,525

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Disposals	-	(179,132)	-	-	(179,132)
Exchange effect	(30)	(8,065)	-	(3,236)	(11,331)
As of September 30, 2020	$459,605	$2,450,074	$125,413	$1,311,944	$4,347,036

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$-	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	-	76,514	-	51,980	128,494
Disposals	-	(107,240)	-	-	(107,240)
Exchange effect	-	(3,932)	-	(2,152)	(6,084)
As of September 30, 2020	$-	$984,378	$125,413	$1,152,637	$2,262,428
Net carrying amount:
As of September 30, 2020	$459,605	$1,465,696	$-	$159,307	$2,084,608

27

In order to improve operations, reduce fixed costs and obtain the funds required for the company future operation, the subsidiary of new business segment (NEXPOWER) disposed of the building and its facility equipment located in Taichung City in accordance with a resolution of the Board of Directors’ meeting. Therefore, it was reclassified as non-current assets held for sale in the second quarter of 2020. The Company completed the disposal in the third quarter of 2020 and recorded in the other operating income and expenses a disposal gain of NT$1,081 million.

For the nine-month period ended September 30, 2019:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$861,487	$35,681,733	$853,481,220	$66,355	$6,736,916	$53,449	$10,550,763	$907,431,923
Additions	-	-	-	-	-	-	11,547,114	11,547,114
Disposals	-	(420)	(1,417,819)	(3,576)	(15,680)	(1,128)	(21,717)	(1,460,340)
Transfers and reclassifications	-	88,067	15,323,678	3,557	236,450	9,647	(14,976,976)	684,423
Exchange effect	-	(188,323)	(1,070,114)	(163)	(15,987)	214	(4,336)	(1,278,709)
As of September 30, 2019	$861,487	$35,581,057	$866,316,965	$66,173	$6,941,699	$62,182	$7,094,848	$916,924,411

28

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$-	$17,549,256	$714,286,307	$45,434	$5,112,684	$49,580	$5,949	$737,049,210
Depreciation	-	1,100,476	33,091,274	4,572	362,180	1,561	-	34,560,063
Impairment loss	-	-	85,202	-	-	-	-	85,202
Disposals	-	(407)	(1,416,170)	(3,576)	(15,473)	(1,128)	-	(1,436,754)
Transfers and reclassifications	-	-	(64,601)	-	(428)	-	-	(65,029)
Exchange effect	-	(26,550)	127,068	(91)	(5,951)	221	-	94,697
As of September 30, 2019	$-	$18,622,775	$746,109,080	$46,339	$5,453,012	$50,234	$5,949	$770,287,389
Net carrying amount:
As of September 30, 2019	$861,487	$16,958,282	$120,207,885	$19,834	$1,488,687	$11,948	$7,088,899	$146,637,022

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2019	$452,915	$2,624,569	$207,285	$1,319,985	$4,604,754
Disposals	-	(623)	-	(237)	(860)
Transfers and reclassifications	-	-	(81,872)	2,847	(79,025)
Exchange effect	-	(2,083)	-	(4,984)	(7,067)
As of September 30, 2019	$452,915	$2,621,863	$125,413	$1,317,611	$4,517,802

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2019	$-	$915,988	$188,881	$1,036,003	$2,140,872
Depreciation	-	79,463	3,827	53,292	136,582
Disposals	-	(333)	-	(237)	(570)
Transfers and reclassifications	-	-	(67,295)	10	(67,285)
Exchange effect	-	690	-	(1,798)	(1,108)
As of September 30, 2019	$-	$995,808	$125,413	$1,087,270	$2,208,491
Net carrying amount:
As of September 30, 2019	$452,915	$1,626,055	$-	$230,341	$2,309,311

29

In the second quarter of 2019, the Company reclassified SOCIALNEX ITALIA 1 S.R.L (SOCIALNEX), a subsidiary, as a disposal group held for sale. As such, the Company performed an impairment test on the cash-generating unit (CGU) composed of property, plant and equipment before reclassifying the CGU as a single disposal group held for sale. The Company, determined the recoverable amount of the CGU based on the net selling price which was categorized to Level 3 and the impairment test revealed the recoverable amount of the CGU to be less than its carrying amount. Thus, the Company recorded in the other operating income and expenses an impairment loss of NT$85 million for the nine-month period ended September 30, 2019, on the CGU to be disposed of from the new business segment. The Company disposed SOCIALNEX in November 2019.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Land (including land use right)	$5,192,719	$5,700,136	$5,832,299
Buildings	376,874	473,558	434,357
Machinery and equipment	2,309,962	2,092,924	1,785,529
Transportation equipment	9,842	12,019	8,477
Other equipment	11,791	12,880	13,375
Net	$7,901,188	$8,291,517	$8,074,037

	For the three-month periods ended September 30,
	2020	2019
Depreciation
Land (including land use right)	$86,892	$90,533
Buildings	29,704	22,797
Machinery and equipment	55,246	40,558
Transportation equipment	2,058	1,388
Other equipment	1,167	1,011
Total	$175,067	$156,287

30

	For the nine-month periods ended September 30,
	2020	2019
Depreciation
Land (including land use right)	$251,246	$277,268
Buildings	89,999	57,562
Machinery and equipment	167,476	123,074
Transportation equipment	6,228	4,178
Other equipment	3,458	2,965
Total	$518,407	$465,047

i.	For the nine-month periods ended September 30, 2020 and 2019, the Company’s addition to right-of-use assets amounted to NT$564 million and NT$260 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Current	$552,145	$569,957	$467,610
Noncurrent	5,183,579	5,461,068	5,258,281
Total	$5,735,724	$6,031,025	$5,725,891

Please refer to Note 6(22) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

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(10)	Intangible Assets

For the nine-month period ended September 30, 2020:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	-	1,085,925	212,229	506,894	1,805,048
Write-off	-	(236,828)	(11,023)	(807,989)	(1,055,840)
Reclassifications	-	(8,886)	-	-	(8,886)
Exchange effect	-	22,531	(103,635)	2,566	(78,538)
As of September 30, 2020	$15,012	$4,209,890	$4,281,076	$3,249,477	$11,755,455

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	-	1,009,736	401,757	580,249	1,991,742
Write-off	-	(236,828)	(11,023)	(807,989)	(1,055,840)
Exchange effect	-	24,935	(55,169)	2,327	(27,907)
As of September 30, 2020	$7,398	$1,749,019	$2,634,788	$2,412,214	$6,803,419
Net carrying amount: As of September 30, 2020	$7,614	$2,460,871	$1,646,288	$837,263	$4,952,036

For the nine-month period ended September 30, 2019:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561
Additions	-	1,378,215	293,654	524,351	2,196,220
Write-off	-	(205,958)	(953,128)	(355,232)	(1,514,318)
Reclassifications	-	54,212	-	(97)	54,115
Exchange effect	-	(14,874)	(261,634)	(0)	(276,508)
As of September 30, 2019	$15,012	$2,337,399	$3,590,521	$3,359,138	$9,302,070

32

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$-	$601,649	$2,843,411	$2,405,697	$5,850,757
Amortization	-	428,514	359,303	624,127	1,411,944
Write-off	-	(205,958)	(953,128)	(355,232)	(1,514,318)
Reclassifications	-	418	-	(97)	321
Exchange effect	-	(10,397)	(79,140)	(0)	(89,537)
As of September 30, 2019	$-	$814,226	$2,170,446	$2,674,495	$5,659,167
Net carrying amount: As of September 30, 2019	$15,012	$1,523,173	$1,420,075	$684,643	$3,642,903

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2020	2019
Operating costs	$220,815	$166,246
Operating expenses	$464,580	$342,799

	For the nine-month periods ended September 30,
	2020	2019
Operating costs	$657,448	$554,773
Operating expenses	$1,334,294	$857,171

(11)	Short-Term Loans

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Unsecured bank loans	$7,571,645	$8,080,200	$7,916,303
Unsecured other loans	-	3,935,006	8,566,653
Total	$7,571,645	$12,015,206	$16,482,956

33

	For the nine-month periods ended September 30,
	2020	2019
Interest rates applied	0.00%~4.05%	0.00%~4.55%

The Company’s unused short-term lines of credit amounted to NT$59,958 million, NT$64,169 million and NT$66,682 million as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively.

(12)	Bonds Payable

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Unsecured domestic bonds payable	$18,700,000	$21,200,000	$21,200,000
Unsecured convertible bonds payable	-	17,729,293	18,196,332
Less: Discounts on bonds payable	(10,314)	(147,877)	(243,604)
Total	18,689,686	38,781,416	39,152,728
Less: Current portion	(1,999,856)	(20,093,825)	(20,465,835)
Net	$16,689,830	$18,687,591	$18,686,893

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
34

b.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. In accordance with IAS 32 “Financial Instruments Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%. The terms and conditions of the bonds were as follows:

i.	Issue Amount: US$600 million

ii.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.	Redemption:
(i)	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.
(ii)	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.
(iii)	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

35

(iv)	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.
(v)	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.
(vi)	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Conversion:

(i)	Underlying Securities: Ordinary shares of UMC
(ii)	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

v.	Conversion of Bonds:

The last conversion date of the bonds was on March 31, 2020. For the nine-month periods ended September 30, 2020 and 2019, the outstanding principal amount of the convertible bonds totaling US$215 million and nil had been converted into 465 million shares and nil, respectively.

Upon the maturity date of May 18, 2020, UMC fully redeemed the remaining unconverted bonds at 98.76% of the principal amount. The principal amount of redemption amounted to US$369 million. UMC reclassified cancelled convertible rights of NT$1,166 million from additional paid in capital-stock options to additional paid in capital-others.

(13)	Long-Term Loans

a.	Details of long-term loans as of September 30, 2020, December 31, 2019 and September 30, 2019 are as follows:
36

	As of
Lenders	September 30, 2020	December 31, 2019	September 30, 2019	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$2,187	$3,827	$4,373	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	20,680	10,380	-	Effective October 24, 2019 to October 24, 2024. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	1,288	1,718	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	62,432	71,351	74,324	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	24,062	29,896	32,813	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	59,000	-	-	Repayable monthly from September 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	24,263,169	26,892,457	28,189,159	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Unsecured Long-Term Loan from CTBC Bank	-	747,900	747,900	Settlement beforehand on September 28, 2020 with monthly interest payments.
Unsecured Long-Term Loan from ICBC Bank	1,660,847	1,744,975	1,759,831	Repayable semi-annually from March 10, 2020 to September 9, 2021 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,000,000	-	-	Effective March 10, 2022 to December 10, 2024. Principal is repaid in 12 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	3,000,000	-	-	Effective May 5, 2023 to May 5, 2025. Principal is repaid in 9 quarterly payments with monthly interest payments.
Unsecured Revolving Loan from HSBC (Taiwan) Bank (Note A)	-	-	2,030,000	Settlement beforehand on October 28, 2019 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note B)	-	-	2,436,000	Settlement beforehand on December 27, 2019 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	1,500,000	-	-	Repayable annually from August 9, 2021 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note D)	2,000,000	2,000,000	2,000,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note E)	1,400,000	2,400,000	2,400,000	Repayable quarterly from October 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note F)	2,000,000	-	-	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note G)	1,000,000	-	-	Settlement due on December 31, 2024 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (Note H)	600,000	-	-	Settlement due on May 15, 2025 with monthly interest payments.
Subtotal	39,592,377	33,902,074	39,676,118
Less: Current portion	(6,825,660)	(4,701,775)	(3,133,617)
Total	$32,766,717	$29,200,299	$36,542,501

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	For the nine-month periods ended September 30,
	2020	2019
Interest rates applied	0.84%~4.67%	0.55%~5.56%

Note A: UMC entered into a 2-year loan agreement with HSBC(Taiwan) Bank, effective from July 29, 2019. The agreement offered UMC a revolving line of credit of US$70 million starting from the first use of the loan to the expiration date of the agreement, October 28, 2019. As of September 30, 2019, the unused line of credit was US$4.7 million.

Note B: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, December 31, 2019. As of September 30, 2019, the unused line of credit was NT$64 million.

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Note C: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of September 30, 2020, December 31, 2019 and September 30, 2019, the unused line of credit were nil, NT$2 billion and NT$2 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of September 30, 2020, December 31, 2019 and September 30, 2019, the unused line of credit were nil, NT$0.5 billion and NT$1 billion, respectively.

Note E: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of September 30, 2020, December 31, 2019 and September 30, 2019, the unused line of credit were NT$1.6 billion, NT$0.6 billion and NT$0.6 billion, respectively.

Note F: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 11, 2023. As of September 30, 2020, December 31, 2019 and September 30, 2019, the unused line of credit were NT$0.5 billion, NT$2.5 billion and NT$2.5 billion, respectively.

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Note G: CTBC Bank approved the 5-year credit loan on December 31, 2019, which offered UMC a revolving line of credit of NT$2.9 billion starting from the approval date to December 31, 2024. As of September 30, 2020 and December 31, 2019, the unused line of credit were NT$1.9 billion and NT$2.9 billion, respectively.

Note H: First Commercial Bank approved the 1-year credit loan on December 30, 2019, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to December 30, 2020. As of September 30, 2020 and December 31, 2019, the unused line of credit were NT$1.4 billion and NT$2 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(14)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$380 million, NT$340 million, NT$1,098 million and NT$1,014 million are contributed by the Company for the three-month and nine-month periods ended September 30, 2020 and 2019, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and nine-month periods ended September 30, 2020 and 2019, total pension expenses of NT$10 million, NT$15 million, NT$30 million and NT$44 million, respectively, were recognized by the Company.

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(15)	Deferred Government Grants

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Beginning balance	$13,551,553	$17,480,904	$17,480,904
Arising during the period	482,389	617,685	639,730
Recorded in profit or loss:
Other operating income	(2,995,847)	(4,062,148)	(3,061,189)
Exchange effect	(178,048)	(484,888)	(359,702)
Ending balance	$10,860,047	$13,551,553	$14,699,743

Current	$3,778,175	$3,780,579	$3,932,691
Noncurrent	7,081,872	9,770,974	10,767,052
Total	$10,860,047	$13,551,553	$14,699,743

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(16)	Refund Liabilities (classified under other current liabilities)

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Refund liabilities	$1,489,962	$2,078,075	$1,680,427

(17)	Equity

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a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of September 30, 2020, December 31, 2019 and September 30, 2019, of which 12,422 million shares, 11,724 million shares, and 11,724 million shares were issued as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively, each at a par value of NT$10.

ii.	UMC had 127 million, 138 million and 139 million ADSs, which were traded on the NYSE as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively. The total number of common shares of UMC represented by all issued ADSs were 633 million shares, 692 million shares and 695 million shares as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively. One ADS represents five common shares.

iii.	On June 28, 2019, UMC cancelled 400 million shares of treasury stock, which were repurchased during the period from May 13 to June 13, 2016 for the purpose of transferring to employees, and repurchased during the period from April 26 to June 13, 2019 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

iv.	On March 11, 2019, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from November 7, 2018 to January 4, 2019, for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

v.	Please refer to Note 6(12) for the Company’s conversion of unsecured convertible bonds into ordinary shares of UMC for the nine-month periods ended September 30, 2020 and 2019, respectively.

vi.	On September 1, 2020, UMC issued restricted stocks for its employees in a total of 200 million shares with a par value of NT$10 each. The issuance was approved by the competent authority and the registration was completed. Please refer to Note 6(18) for the information of restricted stocks.

b.	Treasury stock:

i.	UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the nine-month periods ended September 30, 2020 and 2019 are as follows:

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For the nine-month period ended September 30, 2020

(In thousands of shares)

Purpose	As of January 1, 2020	Increase	Decrease	As of September 30, 2020
For transfer to employees	-	105,000	105,000	-

For the nine-month period ended September 30, 2019

(In thousands of shares)

Purpose	As of January 1, 2019	Increase	Decrease	As of September 30, 2019
For transfer to employees	200,000	-	200,000	-
To maintain UMC’s credit and stockholders’ rights and interests	280,000	220,000	500,000	-
	480,000	220,000	700,000	-

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the number of shares of treasury stock that UMC held as of September 30, 2020, December 31, 2019 and September 30, 2019, did not exceed the limit.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of September 30, 2020, December 31, 2019 and September 30, 2019, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock. The closing price on September 30, 2020, December 31, 2019 and September 30, 2019, were NT$28.55, NT$16.45 and NT$13.40, respectively.

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c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year. The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

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The appropriation of earnings for 2019 and 2018 were approved by the stockholders’ meeting held on June 10, 2020 and June 12, 2019, respectively. The details of appropriation are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2019	2018	2019	2018
Legal reserve	$963,947	$707,299
Special reserve	(3,491,626)	14,513,940
Cash dividends	9,765,155	6,916,105	$0.75	$0.58

The appropriation of earnings for 2019 approved by the stockholders’ meeting on June 10, 2020 is different from the amounts disclosed in the consolidated and parent company only financial statements for the year ended December 31, 2019 because of the additional legal reserve appropriated for the reversal of special reserve in accordance with the Rule No. 10902005780 subsequently issued by the Ministry of Economic Affairs, R.O.C. on March 3, 2020.

The aforementioned 2019 and 2018 appropriation approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on April 27, 2020 and March 6, 2019.

The cash dividend per share for 2019 was adjusted to NT$0.80395653 per share. The adjustment was made for the net decrease in outstanding common shares due to the share repurchase program and the conversion of convertible bonds into ordinary shares of UMC.

The cash dividend per share for 2018 was adjusted to NT$0.58989396 per share according to the resolution of the Board of Directors’ meeting on June 19, 2019. The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

Please refer to Note 6(20) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

45

	For the nine-month periods ended September 30,
	2020	2019
Adjusted balance as of January 1	$410,065	$466,768
Attributable to non-controlling interests:
Net loss	(1,703,074)	(2,897,201)
Other comprehensive income (loss)	126,656	(23,303)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	106,879	-
Changes in subsidiaries’ ownership	1,291	23,940
Non-controlling interests	(570,188)	-
Others	1,781,878	2,835,195
Ending balance	$153,507	$405,399

(18)	Share-Based Payment

a.	Treasury stock plan for employees

In August 2018, the Company carried out a compensation plan to offer 200 million shares of treasury stock to qualified employees of UMC. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one or two years from the date of grant, the Company recognizes the compensation cost over the vesting period in which the services conditions are fulfilled, together with a corresponding increase in equity. For the three-month and nine-month periods ended September 30, 2020 and 2019, the compensation cost of NT$32 million, NT$107 million, NT$107 million and NT$328 million, respectively, were recognized in expenses by the Company.

In September 2020, the Company carried out a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. For the three-month and nine-month periods ended September 30, 2020, the compensation cost of NT$274 million and NT$274 million, respectively, were recognized in expenses by the Company.

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b.	Restricted stock plan for employees

On June 10, 2020, the stockholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective registration from the competent authority. The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 200 million shares of restricted stock for employees were issued without consideration on September 1, 2020. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The compensation cost for the equity-settled share-based payment was measured at fair value based on the closing quoted market price of the shares on the grant date, NT$21.8 per share. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and nine-month periods ended September 30, 2020, the compensation cost of NT$124 million and NT$124 million, respectively, were recognized in expenses by the Company.

c.	Stock appreciation right plan for employees

In September 2020, the Company carried out a compensation plan to grant 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

47

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. The assumptions used are as below:

As of September 30, 2020
Share price of measurement date (NT$/ per share)	$28.55
Expected volatility	30.79%~34.29%
Expected life	1.92~3.92 years
Expected dividend yield	4.73%
Risk-free interest rate	0.18%~0.28%

For the three-month and nine-month periods ended September 30, 2020, the compensation cost of NT$16 million and NT$16 million, respectively, were recognized in expenses by the Company. As of September 30, 2020, the liabilities for stock appreciation right recognized amounted to NT$16 million. The intrinsic value for the liabilities of vested rights was nil.

(19)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended September 30,
	2020	2019
Wafer	$43,012,632	$36,387,384
Others	1,857,822	1,351,056
Total	$44,870,454	$37,738,440

	For the nine-month periods ended September 30,
	2020	2019
Wafer	$126,504,900	$102,528,315
Others	5,019,661	3,824,268
Total	$131,524,561	$106,352,583

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ii.	By geography

	For the three-month periods ended September 30,
	2020	2019
Taiwan	$15,754,604	$13,402,099
Singapore	7,263,787	5,822,970
China (includes Hong Kong)	6,150,405	5,822,883
Japan	3,461,668	1,624,199
USA	5,491,526	5,888,171
Europe	2,578,878	1,735,709
Others	4,169,586	3,442,409
Total	$44,870,454	$37,738,440

	For the nine-month periods ended September 30,
	2020	2019
Taiwan	$48,646,272	$39,836,702
Singapore	19,107,943	17,729,265
China (includes Hong Kong)	16,160,546	13,219,598
Japan	12,938,723	5,248,948
USA	18,250,342	13,926,685
Europe	4,868,267	5,521,511
Others	11,552,468	10,869,874
Total	$131,524,561	$106,352,583

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

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iii.	By operating segments

	For the three-month period ended September 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$44,868,187	$3,208	$44,871,395	$(941)	$44,870,454
The timing of revenue recognition:
At a point in time	$43,943,680	$3,208	$43,946,888	$(941)	$43,945,947
Over time	924,507	-	924,507	-	924,507
Total	$44,868,187	$3,208	$44,871,395	$(941)	$44,870,454

	For the three-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$37,730,926	$7,514	$37,738,440	$-	$37,738,440
The timing of revenue recognition:
At a point in time	$37,430,165	$7,514	$37,437,679	$-	$37,437,679
Over time	300,761	-	300,761	-	300,761
Total	$37,730,926	$7,514	$37,738,440	$-	$37,738,440

	For the nine-month period ended September 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$131,515,985	$12,039	$131,528,024	$(3,463)	$131,524,561
The timing of revenue recognition:
At a point in time	$129,711,022	$12,039	$129,723,061	$(3,463)	$129,719,598
Over time	1,804,963	-	1,804,963	-	1,804,963
Total	$131,515,985	$12,039	$131,528,024	$(3,463)	$131,524,561

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	For the nine-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$106,292,701	$59,882	$106,352,583	$-	$106,352,583
The timing of revenue recognition:
At a point in time	$105,493,276	$59,882	$105,553,158	$-	$105,553,158
Over time	799,425	-	799,425	-	799,425
Total	$106,292,701	$59,882	$106,352,583	$-	$106,352,583

b.	Contract balances

i.	Contract assets, current

	As of
	September 30, 2020	December 31, 2019	September 30, 2019	December 31, 2018
Sales of goods and services	$706,136	$599,491	$510,121	$486,184
Less: Loss allowance	(373,711)	(385,248)	(396,463)	(393,974)
Net	$332,425	$214,243	$113,658	$92,210

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC related to the joint technology development agreement. Please refer to Note 9(6).

ii.	Contract liabilities

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	As of
	September 30, 2020	December 31, 2019	September 30, 2019	December 31, 2018
Sales of goods and services	$2,397,185	$1,470,195	$1,619,307	$932,371

Current	$1,930,785	$988,115	$1,122,187	$932,371
Noncurrent	466,400	482,080	497,120	-
Total	$2,397,185	$1,470,195	$1,619,307	$932,371

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$615 million and NT$519 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied during the nine-month periods ended September 30, 2020 and 2019.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$2,838 million and NT$3,093 million as of September 30, 2020 and 2019, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(6). The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of September 30, 2020, December 31, 2019 and September 30, 2019, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$852 million, NT$560 million and NT$648 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(20)	Operating Costs and Expenses

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The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2020			2019
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$5,304,707	$2,455,202	$7,759,909	$4,258,696	$1,941,546	$6,200,242
Labor and health insurance	272,364	118,059	390,423	221,195	102,743	323,938
Pension	292,226	98,055	390,281	266,495	88,125	354,620
Other employee benefit expenses	64,186	30,454	94,640	69,154	23,537	92,691
Depreciation	10,948,799	463,582	11,412,381	11,016,968	447,864	11,464,832
Amortization	225,453	465,162	690,615	170,635	346,170	516,805

	For the nine-month periods ended September 30,
	2020			2019
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$15,134,952	$6,667,412	$21,802,364	$12,541,794	$5,632,178	$18,173,972
Labor and health insurance	808,954	348,074	1,157,028	662,322	283,158	945,480
Pension	843,903	284,054	1,127,957	791,189	266,991	1,058,180
Other employee benefit expenses	183,181	87,010	270,191	197,707	71,575	269,282
Depreciation	33,236,045	1,460,850	34,696,895	33,598,605	1,367,574	34,966,179
Amortization	679,733	1,338,074	2,017,807	568,776	884,387	1,453,163

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

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UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2020 and 2019. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2019 and 2018 were reported to the stockholders’ meeting on June 10, 2020 and June 12, 2019, respectively. The details of distribution are as follows:

	2019	2018
Employees’ compensation – Cash	$1,132,952	$1,400,835
Directors’ compensation	10,259	7,624

The aforementioned 2019 and 2018 employees and directors’ compensation reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 26, 2020 and March 6, 2019.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(21)	Net Other Operating Income and Expenses

54

	For the three-month periods ended September 30,
	2020	2019
Government grants	$1,777,582	$1,246,192
Rental income from property	51,067	47,602
Gain (loss) on disposal of property, plant and equipment	1,087,260	(109)
Others	(43,579)	(86,116)
Total	$2,872,330	$1,207,569

	For the nine-month periods ended September 30,
	2020	2019
Government grants	$4,104,871	$4,172,028
Rental income from property	151,387	150,480
Gain (loss) on disposal of property, plant and equipment	1,100,764	(10,258)
Impairment loss on property, plant and equipment	-	(85,202)
Others	(205,107)	(259,477)
Total	$5,151,915	$3,967,571

(22)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended September 30,
	2020	2019
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$642,980	$65,410
Loss on disposal of investments	(659)	(6,376)
Others	(1,788,313)	8,735
Total	$(1,145,992)	$67,769

	For the nine-month periods ended September 30,
	2020	2019
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$130,288	$823,570
Loss on disposal of investments	(44,088)	(6,376)
Others	(1,969,552)	17,570
Total	$(1,883,352)	$834,764

The Company accrued the losses for the charges brought by the U.S. Department of Justice regarding allegation of conspiracy to engage in theft of trade secrets. Please refer to Note 9(6).

b.	Finance costs

55

	For the three-month periods ended September 30,
	2020	2019
Interest expenses
Bonds payable	$63,461	$163,858
Bank loans	348,756	460,420
Lease liabilities	40,133	46,521
Others	6,510	77,011
Financial expenses	27,516	21,643
Total	$486,376	$769,453

	For the nine-month periods ended September 30,
	2020	2019
Interest expenses
Bonds payable	$313,732	$508,617
Bank loans	1,115,673	1,380,639
Lease liabilities	115,980	133,186
Others	53,688	195,343
Financial expenses	56,284	52,272
Total	$1,655,357	$2,270,057

(23)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$882,102	$-	$882,102	$(17,016)	$865,086
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	918,815	-	918,815	-	918,815
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(434,477)	-	(434,477)	11,900	(422,577)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	25,859	-	25,859	3,222	29,081
Total other comprehensive income (loss)	$1,392,299	$-	$1,392,299	$(1,894)	$1,390,405

56

	For the three-month period ended September 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,848,728	$-	$1,848,728	$(131,554)	$1,717,174
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	333,124	-	333,124	-	333,124
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,454,645)	-	(1,454,645)	1,728	(1,452,917)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(10,120)	6,379	(3,741)	(3,281)	(7,022)
Total other comprehensive income (loss)	$717,087	$6,379	$723,466	$(133,107)	$590,359

57

	For the nine-month period ended September 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$2,246,483	$-	$2,246,483	$39,883	$2,286,366
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	877,716	-	877,716	-	877,716
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,352,083)	-	(2,352,083)	21,999	(2,330,084)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	2,207	11,479	13,686	6,323	20,009
Total other comprehensive income (loss)	$774,323	$11,479	$785,802	$68,205	$854,007

	For the nine-month period ended September 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$4,686,383	$-	$4,686,383	$(141,712)	$4,544,671
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	879,098	-	879,098	-	879,098
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(499,675)	-	(499,675)	(7,308)	(506,983)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	35,261	6,379	41,640	(11,423)	30,217
Total other comprehensive income (loss)	$5,101,067	$6,379	$5,107,446	$(160,443)	$4,947,003

58

(24)	Income Tax

a.	The major components of income tax expense for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2020	2019
Current income tax expense (benefit):
Current income tax charge	$580,654	$173,281
Adjustments in respect of current income tax of prior periods	(62,332)	(1,222)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(576,298)	62,421
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	256,525	(38,675)
Adjustment of prior year’s deferred income tax	(1,574)	310
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(7)	(157,139)
Income tax expense recorded in profit or loss	$196,968	$38,976

59

	For the nine-month periods ended September 30,
	2020	2019
Current income tax expense (benefit):
Current income tax charge	$1,012,251	$444,612
Adjustments in respect of current income tax of prior periods	(852,682)	(826,563)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(286,955)	339,912
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	808,141	(162,901)
Adjustment of prior year’s deferred income tax	(296,332)	118,694
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	17,115	(115,975)
Income tax expense (benefit) recorded in profit or loss	$401,538	$(202,221)

ii.	Income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2020	2019
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(17,016)	$(131,554)

	For the nine-month periods ended September 30,
	2020	2019
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$39,883	$(141,712)

60

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2020	2019
Exchange differences on translation of foreign operations	$11,900	$1,728
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	3,222	(3,281)
Income tax related to items that may be reclassified subsequently to profit or loss	$15,122	$(1,553)

	For the nine-month periods ended September 30,
	2020	2019
Exchange differences on translation of foreign operations	$21,999	$(7,308)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	6,323	(11,423)
Income tax related to items that may be reclassified subsequently to profit or loss	$28,322	$(18,731)

iii.	Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2020	2019
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$-	$-

	For the nine-month periods ended September 30,
	2020	2019
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$3,691	$-

61

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of September 30, 2020, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2017, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5) of the Company’s consolidated financial statements for the year ended December 31, 2019.

(25)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended September 30,
	2020	2019
Net income attributable to the parent company	$9,106,271	$2,928,678
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,107,651	11,708,240
Earnings per share-basic (NTD)	$0.75	$0.25

	For the nine-month periods ended September 30,
	2020	2019
Net income attributable to the parent company	$17,993,985	$5,870,601
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,028,204	11,810,800
Earnings per share-basic (NTD)	$1.50	$0.50

b.	Earnings per share-diluted

	For the three-month periods ended September 30,
	2020	2019
Net income attributable to the parent company	$9,106,271	$2,928,678
Effect of dilution
Unsecured convertible bonds	-	72,472
Income attributable to stockholders of the parent	$9,106,271	$3,001,150
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,107,651	11,708,240
Effect of dilution
Restricted stocks for employees	10,358	-
Employees’ compensation	61,552	44,897
Unsecured convertible bonds	-	1,295,888
Weighted-average number of common stocks after dilution (thousand shares)	12,179,561	13,049,025
Earnings per share-diluted (NTD)	$0.75	$0.23

62

	For the nine-month periods ended September 30,
	2020	2019
Net income attributable to the parent company	$17,993,985	$5,870,601
Effect of dilution
Unsecured convertible bonds	69,019	216,309
Income attributable to stockholders of the parent	$18,063,004	$6,086,910
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,028,204	11,810,800
Effect of dilution
Restricted stocks for employees	3,478	-
Employees’ compensation	76,115	73,208
Unsecured convertible bonds	405,578	1,295,888
Weighted-average number of common stocks after dilution (thousand shares)	12,513,375	13,179,896
Earnings per share-diluted (NTD)	$1.44	$0.46

(26)	Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2020:

			Non-cash changes
Items	As of January 1, 2020	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2020
Short-term loans	$12,015,206	$(4,283,971)	$(210,429)	$50,839	$7,571,645
Long-term loans (current portion included)	33,902,074	6,487,609	(797,306)	-	39,592,377
Bonds payable (current portion included)	38,781,416	(13,702,875)	-	(6,388,855) (Note B)	18,689,686
Guarantee deposits (current portion included)	296,694	(69,663)	(1,870)	-	225,161
Lease liabilities	6,031,025	(549,252)	(63,680)	317,631	5,735,724
Other financial liabilities-noncurrent	20,093,441	-	(225,553)	276,666	20,144,554

63

For the nine-month period ended September 30, 2019:

			Non-cash changes
Items	As of January 1, 2019	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2019
Short-term loans	$13,103,808	$3,492,597	$(308,325)	$194,876	$16,482,956
Long-term loans (current portion included)	30,826,215	8,941,555	(93,494)	1,842	39,676,118
Bonds payable (current portion included)	41,378,182	(2,500,000)	-	274,546	39,152,728
Guarantee deposits (current portion included)	665,793	241,023	(1,282)	(619,347)	286,187
Lease liabilities	6,006,457	(449,157)	(42,887)	211,478	5,725,891
Other financial liabilities-noncurrent	20,410,355	-	(527,673)	288,290	20,170,972

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(12) for the Company’s convertible bonds.

Note C: Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

(27)	Business Combinations

UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)

64

The Company exercised the call option of a joint venture agreement between FUJI SEMICONDUCTOR LIMITED (FSL) to acquire 84.1% ownership interest in MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS) for JPY 54.4 billion on October 1, 2019. The Company previously held 15.9% of ownership interest in MIFS. MIFS became a wholly-owned subsidiary of the Company and was renamed as USJC upon completion of the acquisition. USJC is a 300mm fab in Japan that is currently manufacturing 90nm, 65nm and 40nm products. The fab fits the Company’s specialty technology focus and long-term growth projections. USJC will increase the Company’s foundry market share, provide business synergies and benefit from economies of scale while broadening the Company’s comprehensive specialty and logic technologies to serve Japanese and international customers.

Consideration Transferred:
Cash	$15,711,370
Fair value of previously held equity interest immediately before acquisition	2,303,988
Gains or losses on hedging instruments	2,572
Total	$18,017,930

Cash flows analysis of acquisition:
Cash Consideration	$15,711,370
Net cash acquired from the subsidiary	(2,910,389)
Net cash outflows from acquisition	$12,800,981

The fair value of the identifiable assets and liabilities of USJC as of the date of acquisition were:

Fair value recognized on the acquisition date
Assets
Cash and cash equivalents	$2,910,389
Accounts receivable	3,561,827
Inventories	2,428,616
Property, plant and equipment	11,497,618
Right-of-use assets	479,547
Intangible assets	1,318,754
Deferred tax assets	1,563,553
Others	230,431
23,990,735
Liabilities
Accounts payable	(3,170,323)
Other payables and payables on equipment	(1,962,119)
Lease liabilities	(479,547)
Others	(189,231)
(5,801,220)
Total identifiable net assets	$18,189,515

65

Gain on bargain purchase:
Consideration transferred	$18,017,930
Less: Fair value of identifiable net assets	(18,189,515)
Bargain purchase gain	$(171,585)

The fair value of the net identifiable assets acquired and liabilities assumed was in excess of the aggregate consideration transferred and the previously held ownership interest of 15.9% in USJC at the acquisition date, and the difference was recognized as bargain purchase gain.

The previously held ownership interest of 15.9% in USJC was previously accounted for as financial assets at fair value through other comprehensive income, non-current. It was subsequently remeasured at fair value with the consideration for a minority interest discount on the acquisition date resulting in the bargain purchase gain. Upon the acquisition, the Company recognized a loss on disposal of NT$375 million and the accumulated unrealized losses on the previously held ownership interest was reclassified from other comprehensive income to retained earnings for the year ended December 31, 2019.

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
HSUN CHIEN CAPITAL CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties

66

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2020	2019
Associates	$669,007	$512,833
Others	9,197	12,921
Total	$678,204	$525,754

	For the nine-month periods ended September 30,
	2020	2019
Associates	$1,585,342	$1,123,602
Others	17,781	26,595
Total	$1,603,123	$1,150,197

Accounts receivable, net

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Associates	$367,839	$278,702	$208,760
Others	6,123	11,243	8,482
Total	$373,962	$289,945	$217,242

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

67

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Associates	$891	$7,880	$16,674
Others	25	48	53
Total	$916	$7,928	$16,727

b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the three-month period ended September 30, 2020: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the nine-month period ended September 30, 2020
Associates	1,000	Stock of WELLYSUN INC.	$25,000

For the three-month period ended September 30, 2019: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the nine-month period ended September 30, 2019
Associates	500	Stock of MATERIALS ANALYSIS TECHNOLOGY INC.	$32,923

68

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2020	2019
Associates	$32,121	$54,543

	Purchase price
	For the nine-month periods ended September 30,
	2020	2019
Associates	$223,682	$234,283

c.	Others

Mask expenditure

	For the three-month periods ended September 30,
	2020	2019
Others	$368,195	$588,850

	For the nine-month periods ended September 30,
	2020	2019
Others	$1,374,830	$1,734,113

Other payables of mask expenditure

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Others	$421,973	$683,892	$676,755

d.	Key management personnel compensation

	For the three-month periods ended September 30,
	2020	2019
Short-term employee benefits	$131,927	$75,382
Post-employment benefits	310	635
Share-based payment	83,974	16,734
Others	282	143
Total	$216,493	$92,894

69

	For the nine-month periods ended September 30,
	2020	2019
Short-term employee benefits	$326,906	$206,108
Post-employment benefits	1,500	1,905
Termination benefits	283	3,415
Share-based payment	97,190	55,484
Others	426	438
Total	$426,305	$267,350

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of September 30, 2020, December 31, 2019 and September 30, 2019

	Carrying Amount
	As of
Items	September 30, 2020	December 31, 2019	September 30, 2019	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Bank deposit and Time deposit)	$811,072	$811,035	$958,565	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,286	348,117	334,666	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	18,215	19,510	19,510	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	41,785	41,785	41,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Refundable Deposits (Cash)	137,597	-	-	Taiwan Taichung District Court	Court security
Buildings	5,137,005	5,381,590	5,489,658	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	14,562,867	19,029,077	20,631,644	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	283,975	292,120	296,273	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$22,226,802	$26,923,234	$28,772,101

70

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of September 30, 2020, amounts available under unused letters of credit for importing machinery and equipment were NT$ 2.2 billion.

(2)	As of September 30, 2020, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$ 1.7 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$ 3.5 billion. As of September 30, 2020, the portion of royalties and development fees not yet recognized was NT$ 1.1 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of September 30, 2020, these construction contracts amounted to approximately NT$ 1.1 billion and the portion of the contracts not yet recognized was approximately NT$ 0.5 billion.

(5)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. As of September 30, 2020, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM according to the agreement, representing ownership interest of 65.22%. Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

71

(6)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. The Company does not expect material financial impact resulting from this claim. UMC intends to appeal against the sentence.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. UMC has appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court has approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

72

On November 1, 2018, the Department of Justice of the United States (“DOJ”) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (“JINHUA”), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else. Besides, UMC has suspended the joint technology development activities with JINHUA. With respect to the criminal proceedings, on October 22, 2020, UMC filed a sentencing memorandum with the court, proposing to plead guilty to a lesser charge and to pay a fine of US$60 million. On October 29, 2020, the court approved the above-mentioned sentencing memorandum submitted by UMC. The parallel civil suit will be dismissed. UMC has recorded the fine in other losses.

(7)	On March 14, 2019, a putative class action styled Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court appointed a lead plaintiff and approved lead plaintiff counsels on May 23, 2019. On September 27, 2019, UMC received the service of plaintiffs’ amended complaint and appointed counsels to prepare the relevant procedures. Currently the mediation process has been completed and a court hearing will take place in January, 2021. The Company does not expect material financial impact resulting from this claim.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	Given the continuous downturn in the solar cell industry with losses many years; in order to avoid greater losses and protect shareholders’ interests, the Company’s subsidiary, NEXPOWER TECHNOLOGY CORP., decided to liquidate and dissolve with the resolutions of the Board of Directors meeting held on October 16, 2020.

(2)	The Company accrued the losses for the charges brought by the U.S. Department of Justice regarding allegation of conspiracy to engage in theft of trade secrets. Please refer to Note 9(6).

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12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	September 30, 2020	December 31, 2019	September 30, 2019
Financial assets at fair value through profit or loss	$ 14,447,514	$14,021,473	$13,019,172
Financial assets at fair value through other comprehensive income	7,957,265	14,723,232	16,227,393
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	98,833,303	95,486,403	86,748,646
Receivables	27,709,718	26,383,212	24,156,565
Refundable deposits	2,492,246	2,600,733	2,749,204
Other financial assets	9,960,095	2,353,066	17,786,173
Total	$161,400,141	$155,568,119	$160,687,153

	As of
Financial Liabilities	September 30, 2020	December 31, 2019	September 30, 2019
Financial liabilities measured at amortized cost
Short-term loans	$7,571,645	$12,015,206	$16,482,956
Payables	31,838,924	27,342,495	21,867,022
Provisions	1,749,003	-	-
Guarantee deposits (current portion included)	225,161	296,694	286,187
Bonds payable (current portion included)	18,689,686	38,781,416	39,152,728
Long-term loans (current portion included)	39,592,377	33,902,074	39,676,118
Lease liabilities	5,735,724	6,031,025	5,725,891
Other financial liabilities	20,144,554	20,093,441	20,170,972
Total	$125,547,074	$138,462,351	$143,361,874

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

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The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions. On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions for given changes in foreign exchange rates. Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items. No other sources of ineffectiveness emerged from these hedging relationships. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

Certain forward exchange contracts designated by the Company to hedge foreign currency exchange rate risks associated with the purchase of additional shares of USJC in JPY, amounting to JPY 23 billion, expired prior to December 31, 2018. The cash flow hedge reserve in other components of equity, amounting to NT$(3) million, was recognized as consideration for the ownership interest of 84.1% in USJC on October 1, 2019. Please refer to Note 6(27).

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The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2020 and 2019 decreases/increases by NT$754 million and NT$1,053 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2020 and 2019 increases/decreases by NT$2,030 million and NT$2,486 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2020 and 2019 to decrease/increase by NT$35 million and NT$42 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2020 and 2019 by NT$238 million and NT$208 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2020 and 2019 by NT$337 million and NT$ 645 million, respectively.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

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The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2020, December 31, 2019 and September 30, 2019, accounts receivable from the top ten customers represent 60%, 44% and 52% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$7,659,954	$-	$-	$-	$7,659,954
Payables	31,470,934	-	-	-	31,470,934
Provisions	1,749,003	-	-	-	1,749,003
Guarantee deposits	774	87,516	67,045	69,826	225,161
Bonds payable	2,377,544	8,506,918	8,594,758	-	19,479,220
Long-term loans	7,908,402	20,718,861	14,213,951	2,976	42,844,190
Lease liabilities	702,093	1,301,348	1,124,345	3,506,982	6,634,768
Other financial liabilities	-	16,700,667	4,175,390	-	20,876,057
Total	$51,868,704	$47,315,310	$28,175,489	$3,579,784	$130,939,287

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	As of December 31, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$12,211,621	$-	$-	$-	$12,211,621
Payables	26,907,755	198,862	-	-	27,106,617
Guarantee deposits	100,584	97,108	-	99,002	296,694
Bonds payable	20,659,607	10,590,265	8,689,971	-	39,939,843
Long-term loans	6,104,795	19,631,931	13,097,986	12,000	38,846,712
Lease liabilities	740,939	1,413,978	1,180,955	3,792,192	7,128,064
Other financial liabilities	-	12,668,287	8,445,826	-	21,114,113
Total	$66,725,301	$44,600,431	$31,414,738	$3,903,194	$146,643,664

	As of September 30, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$16,595,592	$-	$-	$-	$16,595,592
Payables	21,063,569	206,555	-	-	21,270,124
Guarantee deposits	26,531	176,247	-	83,409	286,187
Bonds payable	21,121,105	8,621,189	7,321,603	3,400,206	40,464,103
Long-term loans	4,641,067	22,894,474	13,314,620	4,591,531	45,441,692
Lease liabilities	640,999	1,264,618	1,151,159	3,808,533	6,865,309
Other financial liabilities	-	12,776,139	8,517,730	-	21,293,869
Total	$64,088,863	$45,939,222	$30,305,112	$11,883,679	$152,216,876

(6)	Foreign currency risk management

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UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 6 million	September 18, 2020~October 15, 2020

As of December 31, 2019 and September 30, 2019

None.

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

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Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$793,014	$1,345	$121,719	$916,078
Financial assets at fair value through profit or loss, noncurrent	4,548,562	262,618	8,720,256	13,531,436
Financial assets at fair value through other comprehensive income, noncurrent	6,738,616	-	1,218,649	7,957,265

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$668,476	$-	$54,318	$722,794
Financial assets at fair value through profit or loss, noncurrent	4,737,027	340,255	8,221,397	13,298,679
Financial assets at fair value through other comprehensive income, noncurrent	13,417,308	-	1,305,924	14,723,232

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	As of September 30, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$575,792	$58,148	$-	$633,940
Financial assets at fair value through profit or loss, noncurrent	4,187,843	70,421	8,126,968	12,385,232
Financial assets at fair value through other comprehensive income, noncurrent	12,890,850	-	3,336,543	16,227,393

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators. If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the nine-month periods ended September 30, 2020 and 2019, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	(82,819)	65,519	(22,948)	37,577	(2,671)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(24,220)	(63,055)	(87,275)
Acquisition	523,838	266,375	178,006	293,777	1,261,996	-	-	-
Disposal	(255,544)	(171,839)	-	(108,162)	(535,545)	-	-	-
Return of capital	(1,903)	-	-	-	(1,903)	-	-	-
Transfer out of Level 3	(35,000)	-	-	-	(35,000)	-	-	-
Exchange effect	(21,873)	(60,061)	(36,473)	(2,210)	(120,617)	-	-	-
As of September 30, 2020	$3,007,387	$3,379,288	$2,129,610	$325,690	$8,841,975	$1,106,210	$112,439	$1,218,649

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	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Option	Total	Common stock	Preferred stock	Total
As of January 1, 2019	$3,077,691	$2,971,528	$1,849,788	$-	$7,899,007	$3,235,174	$184,026	$3,419,200
Recognized in profit (loss)	(118,983)	287,431	(41,609)	-	126,839	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(72,881)	(9,776)	(82,657)
Acquisition	124,477	110,751	139,218	-	374,446	-	-	-
Disposal	(1,475)	(280,716)	-	-	(282,191)	-	-	-
Return of capital	(14,954)	-	-	-	(14,954)	-	-	-
Exchange effect	5,805	14,955	3,061	-	23,821	-	-	-
As of September 30, 2019	$3,072,561	$3,103,949	$1,950,458	$-	$8,126,968	$3,162,293	$174,250	$3,336,543

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of September 30, 2020 and 2019 were NT$(111) million and NT$20 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

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As of September 30, 2020
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2020 by NT$223 million and NT$ 274 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2020 by NT$ 89 million.

As of September 30, 2019
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2019 by NT$261 million and NT$203 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2019 by NT$229 million.

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b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of September 30, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,815,012	$18,815,012	$-	$-	$18,689,686
Long-term loans (current portion included)	39,592,377	-	39,592,377	-	39,592,377

As of December 31, 2019

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		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$39,571,920	$21,347,047	$18,224,873	$-	$38,781,416
Long-term loans (current portion included)	33,902,074	-	33,902,074	-	33,902,074

As of September 30, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$39,499,496	$21,351,142	$18,148,354	$-	$39,152,728
Long-term loans (current portion included)	39,676,118	-	39,676,118	-	39,676,118

(3)	Significant financial assets and liabilities denominated in foreign currencies

	As of
	September 30, 2020			December 31, 2019
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$2,145,556	29.05	$62,328,393	$1,692,380	30.03	$50,822,171
JPY	29,958,641	0.2739	8,205,671	29,531,053	0.2751	8,123,993
EUR	9,659	33.98	328,208	3,795	33.54	127,266
SGD	44,918	21.19	951,785	66,197	22.28	1,474,870
RMB	5,048,669	4.25	21,441,695	5,262,546	4.30	22,607,898
Non-Monetary items
USD	260,523	29.05	7,568,190	239,131	30.03	7,181,098
JPY	289,190	0.2739	79,209	441,322	0.2751	121,408
SGD	5,306	21.19	112,439	7,877	22.28	175,494
RMB	44,208	4.25	187,750	38,533	4.30	165,537
Financial Liabilities
Monetary items
USD	414,383	29.15	12,079,130	312,437	30.13	9,413,712
JPY	19,960,356	0.2780	5,548,979	21,495,694	0.2792	6,001,598
EUR	7,812	34.38	268,550	4,720	33.94	160,193
SGD	93,461	21.37	1,997,265	82,303	22.46	1,848,507
RMB	13,830,195	4.30	59,428,342	14,816,473	4.35	64,392,390
The exchange gain or loss from monetary financial assets and liabilities
USD			(540,449)			(374,319)
JPY			(159,747)			568,061
EUR			3,881			6,208
SGD			(25,876)			(22,530)
RMB			422,817			(417,725)
Other			94			1,681

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	As of
	September 30, 2019
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,606,285	30.97	$49,746,660
JPY	59,060,008	0.2859	16,885,257
EUR	2,831	33.69	95,375
SGD	51,424	22.37	1,150,336
RMB	4,923,881	4.33	21,335,178
Non-Monetary items
USD	225,694	30.97	6,989,722
JPY	7,704,588	0.2859	2,202,741
SGD	7,789	22.37	174,250
RMB	48,761	4.33	211,281
Financial Liabilities
Monetary items
USD	299,707	31.07	9,311,908
JPY	18,798,022	0.2900	5,451,427
EUR	4,184	34.09	142,647
SGD	89,113	22.55	2,009,475
RMB	16,112,098	4.38	70,619,325
The exchange gain or loss from monetary financial assets and liabilities
USD			254,777
JPY			38,977
EUR			6,722
SGD			(6,719)
RMB			(722,579)
Other			1,841

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(9)	Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2020 and 2019 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value. The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

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The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2020, December 31, 2019 and September 30, 2019 were as follows:

	As of
	September 30, 2020	December 31, 2019	September 30, 2019
Total liabilities	$147,328,966	$162,972,943	$169,000,173
Less: Cash and cash equivalents	(98,839,079)	(95,492,477)	(86,754,723)
Net debt	48,489,887	67,480,466	82,245,450
Total equity	220,914,963	207,214,422	205,044,294
Total capital	$269,404,850	$274,694,888	$287,289,744
Debt to capital ratios	18.00%	24.57%	28.63%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the nine-month period ended September 30, 2020: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2020: Please refer to Attachment 3.

c.	Securities held as of September 30, 2020 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2020: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2020: Please refer to Attachment 6.

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f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2020: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2020: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2020: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of September 30, 2020 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

k.	Information of major shareholders as of September 30, 2020: Please refer to Attachment 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 2, 3, 8 and 9.

14.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of September 30, 2020, the Company had the following segments: wafer fabrication and new business. The operating segment information was prepared according to the accounting policies described in Note 4. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy.

89

Reportable segment information for the three-month and nine-month periods ended September 30, 2020 and 2019 were as follows:

	For the three-month period ended September 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$44,868,187	$2,267	$44,870,454	$-	$44,870,454
Operating revenues from sales among intersegments	-	941	941	(941)	-
Segment net income (loss), net of tax	8,935,876	1,111,287	10,047,163	(1,037,575)	9,009,588
Acquisition of property, plant and equipment	6,706,921	-	6,706,921	-	6,706,921
Acquisition of intangible assets	815,156	-	815,156	-	815,156
Cash payments for the principal portion of the lease liability	178,201	4,650	182,851	-	182,851
Depreciation	11,474,609	4,329	11,478,938	-	11,478,938
Share of profit or loss of associates and joint ventures	3,816,050	-	3,816,050	(1,037,575)	2,778,475
Income tax expense (benefit)	197,051	(83)	196,968	-	196,968

90

	For the three-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$37,730,926	$7,514	$37,738,440	$-	$37,738,440
Segment net income (loss), net of tax	1,944,297	(115,714)	1,828,583	109,826	1,938,409
Acquisition of property, plant and equipment	3,550,237	-	3,550,237	-	3,550,237
Acquisition of intangible assets	731,761	-	731,761	-	731,761
Cash payments for the principal portion of the lease liability	150,264	4,638	154,902	-	154,902
Depreciation	11,499,367	33,878	11,533,245	-	11,533,245
Share of profit or loss of associates and joint ventures	(921)	-	(921)	109,826	108,905
Income tax expense (benefit)	17,845	21,131	38,976	-	38,976

	For the nine-month period ended September 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$131,515,985	$8,576	$131,524,561	$-	$131,524,561
Operating revenues from sales among intersegments	-	3,463	3,463	(3,463)	-
Segment net income (loss), net of tax	16,222,383	1,034,015	17,256,398	(965,487)	16,290,911
Acquisition of property, plant and equipment	14,607,603	-	14,607,603	-	14,607,603
Acquisition of intangible assets	1,715,772	-	1,715,772	-	1,715,772
Cash payments for the principal portion of the lease liability	535,302	13,950	549,252	-	549,252
Depreciation	34,844,738	52,490	34,897,228	-	34,897,228
Share of profit or loss of associates and joint ventures	3,811,335	-	3,811,335	(965,487)	2,845,848
Income tax expense (benefit)	400,869	669	401,538	-	401,538

91

	For the nine-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$106,292,701	$59,882	$106,352,583	$-	$106,352,583
Segment net income (loss), net of tax	2,997,437	(382,960)	2,614,477	358,923	2,973,400
Acquisition of property, plant and equipment	13,016,979	-	13,016,979	-	13,016,979
Acquisition of intangible assets	1,508,795	-	1,508,795	-	1,508,795
Cash payments for the principal portion of the lease liability	435,152	14,005	449,157	-	449,157
Depreciation	35,057,561	104,131	35,161,692	-	35,161,692
Share of profit or loss of associates and joint ventures	146,990	-	146,990	358,923	505,913
Income tax expense (benefit)	(222,738)	20,517	(202,221)	-	(202,221)
Impairment loss of non-financial assets	-	85,202	85,202	-	85,202

	As of September 30, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$367,919,914	$1,075,236	$368,995,150	$(751,221)	$368,243,929
Segment liabilities	$147,053,889	$275,381	$147,329,270	$(304)	$147,328,966

	As of December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$369,189,983	$924,149	$370,114,132	$73,233	$370,187,365
Segment liabilities	$161,955,970	$1,157,878	$163,113,848	$(140,905)	$162,972,943

92

	As of September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$372,982,212	$1,011,150	$373,993,362	$51,105	$374,044,467
Segment liabilities	$167,921,280	$1,199,138	$169,120,418	$(120,245)	$169,000,173

Note:	The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

93

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2020

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$37,403,247	Net 60 days	28%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,060,399	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,217,498	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	862	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	889,211 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	14,936	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	615,732	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	168,763	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	105,599	Net 60 days	0%
3	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	673,410	Net 60 days	1%
3	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	458,808	-	0%

For the nine-month period ended September 30, 2019

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$35,623,821	Net 60 days	33%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,753,210	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,998,535	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	608,413	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	907,467 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	28,914	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	570,409	Net 60 days	1%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	123,523	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	30,800	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	179,689	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	48,505	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

94

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$13,072,500	$5,810,000	$2,033,500	0.91125%-2.56%	The need for short-term financing	$-	Business turnover	$-	None	$-	$22,076,146	$88,304,582

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

95

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	2	$99,342,655	$748,000	$748,000 (Note 5)	$- (Note 5)	$-	0.34%	$99,342,655
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	99,342,655	16,373,599	16,373,599 (Note 6)	12,329,688 (Note 6)	-	7.42%	99,342,655

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 7)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,448,989	$8,544,118	$3,522,782	$3,522,782	$-	15.17%	$10,448,989

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of September 30, 2020.
Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million; the amount has been fully repaid in January 2019.
On December 12, 2018, the board of directors resolved to increase the endorsement amounted to NT$748 million; the amount has been fully repaid in September 2020.
Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.
On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement amounted to USD 41 million.
On July 24, 2019, the board of directors resolved to decrease the endorsement amounted to USD 26 million, on December 18, 2019, the board of directors resolved to decrease the endorsement amounted to USD 13 million.
On July 29, 2020, the board of directors resolved to decrease the endorsement amounted to USD 32 million and to increase the endorsement for short-term loans agreement amounted to CNY 900 million, total endorsement amount is up to USD 432 million and CNY 900 million.
As of September 30, 2020, actual amount provided was NT$12,330 million.
Note 7: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2020.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2020.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

96

ATTACHMENT 4 (Securities held as of September 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	HUT 8 MINING CORP.	-	Financial assets at fair value through profit or loss, current	4,000	$84,790	4.14	$84,790	None
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	186,840	1.70	186,840	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	284,800	1.15	284,800	None
Stock	PHISON ELECTRONICS CORP.	-	Financial assets at fair value through profit or loss, current	586	154,997	0.30	154,997	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	81,588	0.22	81,588	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,428,305	9.79	1,428,305	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	402,404	9.29	402,404	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	975,428	7.66	975,428	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	148,997	4.31	148,997	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	624,722	1.68	624,722	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,715	378,775	0.98	378,775	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,184	25,745	0.83	25,745	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	19,875	-	19,875	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	119,979	1,403,756	19.02	1,403,756	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	659,435	12.67	659,435	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	968,822	8.67	968,822	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	4,366,038	2.70	4,366,038	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000	112,439	-	112,439	None

97

ATTACHMENT 4 (Securities held as of September 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,075	19.65	$2,075	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	55,842	15.06	55,842	None
Stock	CLIENTRON CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,478	174,868	14.90	174,868	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	35,400	11.69	35,400	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	17,175	10.23	17,175	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	53,272	9.12	53,272	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	13,050	8.18	13,050	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	42,000	7.50	42,000	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	10,494	7.29	10,494	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	59,661	6.93	59,661	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	11	1,619	6.67	1,619	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	156,000	4.98	156,000	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	155,813	4.74	155,813	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	300	5,757	4.53	5,757	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	7,131	4.47	7,131	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	9,710	4.21	9,710	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	222,767	3.72	222,767	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	61,650	3.71	61,650	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	119,699	3.46	119,699	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	96,051	3.11	96,051	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	86,773	2.96	86,773	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	44,160	2.87	44,160	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	242,743	2.70	242,743	None

98

ATTACHMENT 4 (Securities held as of September 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	627	$14,233	2.15	$14,233	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	64,082	2.07	64,082	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	30,000	2.06	30,000	None
Stock	M3 TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	744	38,688	2.03	38,688	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	158,000	1.63	158,000	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	23,650	1.51	23,650	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	615	81,180	1.08	81,180	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	131	588	1.07	588	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	27,976	1.02	27,976	None
Stock	POWTEC ELECTROCHEMICAL CORP.(formerly POWERTEC ENERGY CORP.)	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	514	6,296	0.68	6,296	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,300	39,390	0.65	39,390	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	10,580	0.63	10,580	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	8,490	0.04	8,490	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	26	0.02	26	None
Convertible bonds	YEONG GUAN ENERGY TECHNOLOGY GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,800	-	10,800	None
Convertible bonds	IBASE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	70	7,525	-	7,525	None
Stock-Preferred stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	140,803	-	140,803	None
Stock-Preferred stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	79,209	-	79,209	None
Stock-Preferred stock	CEREBREX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1	-	-	-	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	2,287	-	2,287	None
Stock-Preferred stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,449	29,050	-	29,050	None
Stock-Preferred stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,250	57,519	-	57,519	None
Stock-Preferred stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	50,402	-	50,402	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	446,775	7.00	446,775	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	459,048	0.13	459,048	None
Convertible bonds	TEAM GROUP INC.	-	Prepayments for investments	440	47,743	-	NA	None
Convertible bonds	PCHOME ONLINE INC.	-	Prepayments for investments	500	55,395	-	NA	None

99

ATTACHMENT 4 (Securities held as of September 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	COLOR IMAGINATION HOLDING	-	Financial assets at fair value through profit or loss, current	-	$116,200	-	$116,200	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	151,064	18.18	151,064	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	61,208	13.99	61,208	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	333,790	13.00	333,790	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	57,928	11.64	57,928	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,244	4.91	8,244	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,435	27,011	4.62	27,011	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,752	270,936	4.53	270,936	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	169,752	4.24	169,752	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	9,800	3.27	9,800	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779	22,444	3.20	22,444	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	349	2.67	349	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	900	3,267	2.43	3,267	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	21,450	0.87	21,450	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	426,034	0.77	426,034	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	142,811	0.64	142,811	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	365	48,180	0.64	48,180	None
Stock	MATERIALS ANALYSIS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	288	23,933	0.46	23,933	None
Stock	POWTEC ELECTROCHEMICAL CORP.(formerly POWERTEC ENERGY CORP.)	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	39,500	0.41	39,500	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	45,700	0.25	45,700	None
Stock	VALUE VALVES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	3,832	0.10	3,832	None
Convertible bonds	TECHCENTIAL INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	99	9,455	-	9,455	None
Convertible bonds	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	152,324	-	152,324	None
Capital-Preferred stock	GUANGXI CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	48,619	-	48,619	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	3,726	-	3,726	None

100

ATTACHMENT 4 (Securities held as of September 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		$278,594	-		$278,594	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499		103,155	-		103,155	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		146,815	-		146,815	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		-	-		-	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		194,756	-		194,756	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		211,204	-		211,204	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		60,193	-		60,193	None
Stock-Preferred stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	770		100,658	-		100,658	None
Stock-Preferred stock	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	667		29,050	-		29,050	None
Stock	ADVANCED ENERGY SOLUTION HOLDING CO., LTD.	-	Prepayments for investments	-		4,069	-		NA	None

UMC CAPITAL CORP.

				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	775	14.33	USD	775	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	15,799	11.47	USD	15,799	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	14,562	9.76	USD	14,562	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	8,961	8.87	USD	8,961	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,020	5.03	USD	7,020	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,675	4.53	USD	1,675	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	404	3.82	USD	404	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,761	1.76	USD	3,761	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,427	1.69	USD	3,427	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	427	1.38	USD	427	None

101

ATTACHMENT 4 (Securities held as of September 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	78	0.46	USD	78	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	8,204	-	USD	8,204	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,920	USD	6,500	-	USD	6,500	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	3,081	-	USD	3,081	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	7,484	-	USD	7,484	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614	USD	1,228	-	USD	1,228	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	64	USD	3,313	-	USD	3,313	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	5,997	-	USD	5,997	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,344	-	USD	1,344	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	162	-	USD	162	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	6,903	-	USD	6,903	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	8,000	-	USD	8,000	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,249	-	USD	4,249	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,287	USD	2,266	-	USD	2,266	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	174	USD	300	-	USD	300	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,352	USD	1,006	-	USD	1,006	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,414	-	USD	3,414	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,778	-	USD	1,778	None

TERA ENERGY DEVELOPMENT CO., LTD.

				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$5,842	1.18		$5,842	None

102

ATTACHMENT 4 (Securities held as of September 30, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NEXPOWER TECHNOLOGY CORP.
				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$102,552	11.13		$102,552	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		37,392	5.00		37,392	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				September 30, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	32,760	9.71	RMB	32,760	None

103

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

104

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

105

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NEXPOWER TECHNOLOGY CORP.
Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

Construction plant and its facility equipment	June 16, 2020	February 1, 2008~June 1, 2017	$601,042	$1,766,666	Received	$1,081,497	GENERAL INTERFACE SOLUTION LIMITED	None	In order to improve the company's operations and reduce the fixed costs.	The valuation report	None

106

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Subsidiary	Sales		$37,403,247	37%	Net 60 days	N/A	N/A		$6,060,399	31%
UMC GROUP JAPAN	Subsidiary	Sales		1,217,498	1%	Net 60 days	N/A	N/A		862	0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		889,211	1%	Net 30 days	N/A	N/A		14,936	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		821,682	1%	Month-end 60 days	N/A	N/A		160,849	1%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,217,766	96%	Net 60 days	N/A	N/A	USD	209,158	90%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	21,300	2%	Net 60 days	N/A	N/A	USD	5,835	3%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associates	Purchases	USD	20,112	2%	Net 60 days	N/A	N/A	USD	15,831	7%

UMC GROUP JAPAN
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	3,987,383	91%	Net 60 days	N/A	N/A	JPY	3,146	100%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	370,700	9%	Net 60 days	N/A	N/A		-	-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	133,710	7%	Net 45 days	N/A	N/A	RMB	29,093	7%
UMC GROUP JAPAN	Associate	Sales	RMB	24,750	1%	Net 60 days	N/A	N/A		-	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	144,311	7%	Net 60 days	N/A	N/A	RMB	39,737	7%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	26,482	1%	Net 60 days	N/A	N/A	RMB	16,233	3%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	JPY	2,430,205	6%	Net 60 days	N/A	N/A	JPY	1,675,093	14%

107

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Subsidiary	$-		$6,060,399	$-		$6,060,399	8.31	$-	-		$2,830,309	$15,639
FARADAY TECHNOLOGY CORP.	Associate	-		160,849	-		160,849	8.90	876	Collection in subsequent period		60,917	241

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	$-	RMB	39,737	$-	RMB	39,737	8.11	$-	-		$-	RMB 60

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

FARADAY TECHNOLOGY CORP.	Associate	$-	RMB	29,093	$-	RMB	29,093	5.87	$-	-	RMB	16,199	RMB 3

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	$-	JPY	1,675,093	$-	JPY	1,675,093	3.87	$-	-	JPY	901,240	$-

108

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,774,953	$83,952	$83,952
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	139,386	1,453	1,453
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,975,135	349,731	351,422
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	8,960,864	(2,604,932)	(2,604,932)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	400,167	100.00	4,515,243	239,426	239,426
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	40,698	(1,323)	(1,323)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	401,734	100.00	4,911,856	393,233	380,307
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	24,357	6,518	6,518
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	20,493	855	855
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	596,704	26,364	26,364
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	142,701	20,861	20,861
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	23,929,854	1,236,247	1,236,247
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	17,907,422	462,186	462,186
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,894,660	148,112	81.44	347,812	58,573	47,932
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,956,791		5,956,791	33,998	47.75	351,859	1,031,824	492,709
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	8,669	(5,674)	(7,413)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	741,353	292,714	122,940
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,370,000		2,370,000	237,000	40.00	2,256,411	(63,050)	(25,220)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	364,102	36.49	6,917,663	6,961,341	2,540,738
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	4,706,077	499,452	154,193
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,500,343	59,342	8,175
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,438,565		2,438,565	196,136	13.37	8,843,183	339,591	45,419

109

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	18,655	100.00		$62,997		$2,191		$2,191
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	44.45		7,441		623		277
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,688,630		1,688,630	23,827	33.46		246,589		1,031,824		345,299
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		-		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		98,515		(89,546)		(22,512)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.66		3,821		58,573		385
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		-		277,508	-	-		-		74,637		13,392	Note
Note: As FORTUNE VENTURE CAPITAL CORP. lost its significant influence in April 2020, the investee was reclassified from investments accounted for under the equity method to financial assets at fair value through profit or loss, noncurrent.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$10,072		$(99)		$(99)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	6,000	8,000	40.00		185,749		17,901		9,083
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	24.39		4,682		(16,418)		(2,142)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		888,019		888,019	8,645	12.14		89,472		1,031,824		125,288

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	6,040	USD	3,597	USD	299
UMC CAPITAL (USA)	USA	Investment holding	USD	-	USD	200	-	-	USD	-	USD	(0)	USD	(0)	Note
Note: In August, 2020, UMC CAPITAL (USA) was dissolved.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$40,022		$1,985		$1,985
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		-		-

110

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,500	1,650	100.00	$3,065	$(3,524)	$(3,524)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,796	$113	$113

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,950,390	$1,242,553	$1,242,553

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,950,390	$1,242,553	$1,242,553

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$29,286	$18	$18
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	35,107	1,122	1,122
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	543,566	25,079	25,079
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	8,668	(204)	(204)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$8,935,010	$(2,604,175)	$(2,604,175)

111

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2020		Investment flows		Accumulated outflow of investment from Taiwan as of September 30, 2020				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of September 30, 2020		Accumulated inward remittance of earnings as of September 30, 2020
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$23,240 800)	(ii)SOARING CAPITAL CORP.	(USD	$23,240 800)	$-	$-	(USD	$23,240 800)		$(92)	100.00%		$(92) (iii)		$9,872		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	21,788 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	21,788 750)	-	-	(USD	21,788 750)		1,996	100.00%		1,996 (iii)		39,543	(USD	127,588 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,440,200 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	588,263 20,250)	-	-	(USD	588,263 20,250)	(RMB	(88,079) (20,739))	25.14%	(RMB	(22,144) (5,214)) (ii)	(RMB	90,983 21,423)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,358,064 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,979,413 309,102)	-	-	(USD	8,979,413 309,102)	(RMB	1,254,649 295,420)	99.9985% (Note 4)	(RMB	1,254,628 295,415) (ii)	(RMB	23,219,623 5,467,300)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	127,410 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	45,307 10,668)	99.9985%	(RMB	45,307 10,668) (iii)	(RMB	266,058 62,646)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	53,927,531 12,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	28,032,262 964,966) (Note5)	-	-	(USD	28,032,262 964,966) (Note5)	(RMB	(5,099,245) (1,200,670))	65.22%	(RMB	(3,325,584) (783,043)) (ii)	(RMB	11,513,120 2,710,883)		-

Accumulated investment in Mainland China as of September 30, 2020		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$37,644,965 (USD 1,295,868)			$61,810,193 (USD 2,127,718)			$132,456,874

Note 1 : The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 : The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 : Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 : The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of September 30, 2020, the amount of investment has been all remitted.
Note 5 : The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand. As of September 30, 2020, the amount of investment USD 499,993 thousand has not yet been remitted.

112

ATTACHMENT 12 (Information of major shareholders as of September 30, 2020)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)

JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	633,479,015	5.18

113